SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2010

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE Savings and Security Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company 3135 Easton Turnpike Fairfield, Connecticut 06828-0001

Required Information

			Page Number(s)

A.	Financial Statements and Schedule:

	Report of Independent Registered Public Accounting Firm		3

	Financial Statements:

	Statements of Net Assets Available for Plan Benefits as of December 31, 2010 and 2009		4

	Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2010 and 2009		5

	Notes to Financial Statements:		6-17

	Supplemental Schedule:
	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010		18-26

B.	Exhibits

	23	Consent of Independent Registered Public Accounting Firm

	99(a)
GE S&S Program Mutual Funds 2010 Annual Report (incorporated by reference to the General Electric S&S Program Mutual Fund Form N-CSR for the year ended December 31, 2010, as filed with the Commission on March 9, 2011)

	99(b)
GE Institutional U.S. Equity Fund 2010 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2010, as filed with the Commission on December 3, 2010)

	99(c)
GE Institutional S&P 500 Index Fund 2010 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2010, as filed with the Commission on December 3, 2010)

	99(d)
GE Institutional Core Value Equity Fund 2010 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2010, as filed with the Commission on December 3, 2010)

99(e)
GE Institutional Premier Growth Equity Fund 2010 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2010, as filed with the Commission on December 3, 2010)

99(f)
GE Institutional Small-Cap Equity Fund 2010 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2010, as filed with the Commission on December 3, 2010)

99(g)
GE Institutional International Equity Fund 2010 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2010, as filed with the Commission on December 3, 2010)

99(h)
GE Institutional Strategic Investment Fund 2010 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2010, as filed with the Commission on December 3, 2010)

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Savings and Security Program

Date:	June 21, 2011	/s/ Jamie S. Miller
Jamie S. Miller Vice President and Controller

GE SAVINGS AND SECURITY PROGRAM

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Independent Registered Public Accounting Firm’s Report Thereon)

GE SAVINGS AND SECURITY PROGRAM

December 31, 2010 and 2009

Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2010 and 2009	4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2010 and 2009	5

Notes to Financial Statements	6-17

Supplemental Schedule: (i)
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010	18-26

(i) Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

General Electric Company, as Administrator
GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of the GE Savings and Security Program (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 21, 2011

GE SAVINGS AND SECURITY PROGRAM

Statements of Net Assets Available for Plan Benefits

December 31, 2010 and 2009

(in thousands)

	2010	2009
Assets

Investments, at fair value (notes 3 and 4)	$19,201,212	$16,884,096
Notes receivables from participants	386,775	383,556
Accrued dividends and interest	56,877	43,395
Other assets	34,248	16,042
Total assets	19,679,112	17,327,089

Liabilities

Other liabilities	5,220	7,318
Total liabilities	5,220	7,318

Net assets available for plan benefits	$19,673,892	$17,319,771

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2010 and 2009

(in thousands)

	2010	2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of
investments (note 3)	$2,159,631	$931,650
Interest and dividend income:
General Electric Company Common Stock	180,673	272,537
Registered investment companies	136,675	147,195
Other investments	20,289	28,448
	2,497,268	1,379,830

Interest on notes receivable from participants	22,768	23,825

Contributions:
Employee	917,725	909,969
Employer	326,306	324,350
	1,244,031	1,234,319

Total additions	3,764,067	2,637,974

Deductions from net assets attributed to:
Participant withdrawals	1,409,946	1,163,559

Net increase	2,354,121	1,474,415

Net assets available for plan benefits:
Beginning of year	17,319,771	15,845,356
End of year	$19,673,892	$17,319,771

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of the Plan

The GE Savings and Security Program (the “Plan”) is a defined contribution plan sponsored by General Electric Company (“the Company”). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The assets of the Plan are held and invested through the General Electric Savings and Security Trust (the “Trust”).

Historically, the Company has performed all of the Plan’s administration and recordkeeping.  On December 1, 2009, Fidelity Investments® became the Plan’s recordkeeper.  The Plan Trustees (all of whom are officers of GE Asset Management Incorporated (“GEAM”), a wholly owned subsidiary of the Company) appointed Fidelity Management Trust Company (“FMTC”) as the directed Trustee of the Trust.  The Plan was also amended and restated in its entirety and otherwise updated, generally effective December 1, 2009, primarily to:

•	provide new investment options, “unitize” the GE stock fund, and expand investment alternatives for matching contributions and loan repayments;
•	expedite contribution and investment elections and increase investment switching opportunities;
•	reduce restrictions on loans, regular in-service withdrawals and partial distributions; and
•	incorporate regulatory changes and make other improvements and technical changes.

GEAM is the investment adviser to seven of the Plan’s investment options, which include actively managed funds in equity and fixed income asset classes. BlackRock Institutional Trust Company (“BlackRock”) is the investment adviser to six of the Plan’s investment options, which include passively managed funds in equity and fixed income classes (collectively referred to herein as the “Index Funds”).  These funds were established as investment options December 1, 2009.  State Street Bank and Trust Company is the custodian of all Plan assets except for the GE Stock Fund (as defined below) and the United States Savings Bonds. FMTC is the custodian of the GE Stock Fund (as defined below).  The Federal Reserve Bank is the custodian of the United States Savings Bonds in the U.S. Bond Fund (as defined below).

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the “Plan Document”). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Employee Contributions and Investment Options

Eligible employees of the Company and participating affiliates may participate in the Plan by investing up to 30% of their earnings in one or more of the following investment options:

(a)
General Electric Common Stock Fund (the “GE Stock Fund”) - GE Stock constitutes at least 98% of the assets of the GE Stock Fund and the remainder (up to 2%) is held in cash and cash equivalents to provide liquidity for participant directed transactions. Effective as of December 1, 2009, an investment in GE common stock (“GE Stock”) changed from an investment solely in GE Stock to an investment in a unitized stock fund.

(b)
GE S&S Income Fund (the “Income Fund”) - a registered investment company managed by GEAM that invests primarily in a variety of investment grade debt securities such as U.S. Government securities, mortgage-backed securities, corporate bonds, and money market instruments. The Income Fund normally has a weighted average maturity of approximately five to ten years, but is subject to no limitation with respect to the maturities of the instruments in which it may invest.

(c)	GE S&S Program Mutual Fund (the “Mutual Fund”) - a registered investment company managed by GEAM that invests primarily in equity securities of U.S. companies.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

(d)
GE Institutional International Equity Fund (the “International Fund”) - a registered investment company managed by GEAM that invests primarily in equity securities of companies in countries other than the United States.

(e)
GE Institutional Small-Cap Equity Fund (the “Small-Cap Fund”) - a registered investment company managed by GEAM that invests primarily in equity securities of small-cap U.S. companies (those with market capitalizations in the same range as the companies in the Russell 2000 Index).

(f)
GE Institutional Strategic Investment Fund (the “Strategic Investment Fund”) – a registered investment company managed by GEAM that invests primarily in a combination of equity securities (U.S. and Non-U.S.), investment grade debt securities and cash.

(g)
Non-U.S. Equity Index Fund – a collective trust fund managed by Blackrock that invests in foreign stocks in developed and emerging markets outside the United States that seeks investment results that correspond generally to the investment performance of the Morgan Stanley Capital International All Country World Index (MSCI ACWI) ex-USA.

(h)
U.S. Aggregate Bond Index Fund – a collective trust fund managed by Blackrock that invests in high-quality fixed income securities that seeks investment results that correspond generally to the investment performance of the Barclays Capital U.S. Aggregate (US Agg) Bond Index.

(i)
U.S. Large-Cap Equity Index Fund – a collective trust fund managed by Blackrock  that invests in large companies within the United States that seeks investment results that correspond generally to the investment performance of the S&P 500 Index. This fund replaced the Vanguard® Institutional Index Fund as an investment option in the Plan effective December 1, 2009.

(j)
U.S. Mid-Cap Equity Index Fund – a collective trust fund managed by Blackrock that invests in medium-sized companies within the United States that seeks investment results that correspond generally to the investment performance of the S&P Mid-Cap 400 Index.

(k)
U.S. Small-Cap Equity Index Fund – a collective trust fund managed by Blackrock that invests in smaller companies within the United States that seeks investment results that correspond generally to the investment performance of the Russell 2000 Index.

(l)
U.S. Treasury Inflation-Protected Securities Index Fund (the “U.S. TIPS Index Fund”) – a collective trust fund managed by Blackrock that invests in inflation-linked, fixed income securities issued by the United States government that seeks investment results that correspond generally to the investment performance of the Barclays Capital U.S. Treasury Inflation-Protected Securities (TIPS) Index.

(m)
GE S&S Short-Term Interest Fund (the “Short Term Fund”) – invests primarily in a variety of investment grade debt securities with a weighted average maturity that is normally not more than three years.  The fund is managed by GEAM.

(n)
GE S&S Money Market Fund (the “Money Market Fund”) – invests primarily in short-term, U.S. dollar denominated money market instruments and other debt instruments that mature in one year or less.  The fund is managed by GEAM.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

(o)
United States Savings Bonds (the “U.S. Bond Fund”) – comprises individual participants’ contributions that are directed to U.S. Treasury Series EE Savings Bonds, bonds that mature in 30 years. Individual funds being accumulated for bond purchase are invested in short-term instruments. Effective July 1, 1995, only after-tax contributions are permitted to be invested in the U.S. Bond Fund. Bonds acquired with after-tax contributions held by the Trustees shall be distributed to participants as soon as practicable after the end of the second calendar year following the year in which the bonds were acquired. Proceeds from bonds acquired before July 1, 1995 that have matured but have not yet been distributed are reinvested in bonds.

See Note 6 for additional investment options effective January 1, 2011.

The GE Stock Fund, Income Fund, Mutual Fund, International Fund, Small-Cap Fund, Strategic Investment Fund, Index Funds, Short Term Fund, Money Market Fund and U.S. Bond Fund are collectively referred to herein as the “Funds”.

The Income Fund, Mutual Fund, International Fund, Small-Cap Fund and Strategic Investment Fund are registered investment companies subject to specific disclosure and other requirements.  Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants. Collective investment fund profiles and other disclosure documents are distributed annually to participants for the Index Funds.   The GE Stock Fund, Short Term Fund and Money Market Fund detailed information is contained in the S&S Program Supplemental Information document, which is distributed annually.

The Plan permits participants to invest compensation on which income taxes have and have not been paid (“after-tax” and “pre-tax”, respectively). The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $16,500 in 2010 and 2009. For participants who were at least age 50 during the year, the 2010 and 2009 limit was generally $22,000.  Effective January 1, 2010, the Plan also permits participants to make Roth contributions, which are combined with pre-tax contributions for purposes of these limits.

Prior to December 2009, the Plan permitted participants to switch their investment balances up to 24 times each year.  Effective December 2009, participants may make such switches (including rebalancing) up to 12 times each quarter. Restrictions on such switches include a prohibition against switching balances into the U.S. Bond Fund, a prohibition against switching balances out of U.S Savings Bonds held in custody that were purchased with after-tax contributions and certain restrictions on a participant’s ability to engage in frequent trading in response to Securities and Exchange Commission requirements governing mutual funds.

Employer Contributions

The Plan generally provides for employer matching contributions of 50% of employees’ contributions of up to 7% of their earnings, that is, a 3.5% maximum matching contribution. For certain eligible employees whose first day of work was on or after January 1, 2005, such matching contributions are generally 50% of employees’ contributions of up to 8% of earnings (4% maximum). Prior to December 2009, employer contributions were invested at the election of the participant in any one of the investment options except for the U.S. Bond Fund.  Effective December 2009, participants are no longer limited to one investment option for employer contributions.

See Note 6 for additional employer contributions effective January 1, 2011 for certain employees who commence service on or after that date.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

Rollovers and Transfers from Other Qualifying Plans

Subject to Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the years ended December 31, 2010 and 2009, transfers from other qualifying plans or arrangements accounted for $31.7 million and $18.5 million, respectively, and are included in employee contributions in the Statements of Changes in Net Assets Available for Plan Benefits.

Withdrawals

Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments. Currently, employed participants may make up to seven withdrawals per year and certain hardship withdrawals from their participant accounts. Partial payments on termination are generally limited to four per year and a minimum of $500.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of 50% of that participant’s available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The term of any loan is up to 4.5 years unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, published by Moody’s Investors Service. Prior to December 2009, the interest rates of individual loans were fixed for the shorter of the term of the loan or five years.  Effective December 2009, the interest rates for new loans are fixed for the term of the loan.

A participant may have no more than two outstanding loans from the Plan at any time. Prior to December 2009, a participant could not obtain more than one loan during any calendar year.  Effective December 2009, this one loan per calendar year limit was removed.

Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of the default as ordinary income.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant’s vested account.

Vesting

Participants are fully vested in their employee contributions, employer matching contributions and related investment results.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Administrative costs of the Plan and investment advisory costs for the GE Stock Fund, Short Term Fund and the Money Market Fund are generally borne by the Company. For the registered investment companies and the index funds, investment advisers receive a management fee for providing investment advisory services. These management fees are reflected in interest and dividend income for the registered investment companies and in net appreciation in fair value of investments for the index funds on the Statements of Changes in Net Assets Available for Plan Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Accounting Changes

In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU 2010-06, Improving Disclosures about Fair Value Measurements.  ASU 2010-06 requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  The new and revised disclosures are effective for fiscal years beginning after December 15, 2009 (for transfers into and out of Level 1 and Level 2 fair-value measurements) and December 15, 2010 (for information of Level 3 fair-value measurements), and the interim periods within those fiscal years.  The Company does not believe the adoption of ASU 2010-06 will materially impact the Plan’s financial statement disclosures.

In September 2010, FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This disclosure is effective for fiscal years ending after December 15, 2010.

(c)	Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

Investments other than the GE Stock Fund, the Mutual Fund, the Money Market Fund and the U.S. Bond Fund may use various financial instruments such as options and futures, commonly referred to as derivatives, to manage risk.  The Index Funds may use futures to manage risk.  In addition, the Non-U.S. Equity Index Fund may use a variety of over the counter derivative instruments, including, without limitation, options, swaps, and forward contracts.  No investments are engaged in market-making or other speculative activities.

All portfolio securities of the Money Market Fund and any short-term money market instruments held by the Short Term Fund with remaining maturities of sixty days or less at the time of purchase are valued on the basis of amortized cost, which approximates fair value.

The Plan invests in collective funds. A collective fund is a pool of investments from various investors to create a diversified fund.

More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the eligible investment options, which are distributed annually to participants, except the GE Stock Fund, Short Term Fund, Money Market Fund and the Index Funds. Collective investment fund profiles and other disclosure documents are distributed annually to participants for the Index Funds.  The GE Stock Fund, Short Term Fund and Money Market Fund detailed information is contained in the S&S Program Supplemental Information document, which is distributed annually.

(d)           Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date.  In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions.  Preference is given to observable inputs.  These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The Company maintains policies and procedures to value investments using the best and most relevant data available.   In addition, the Company retained independent pricing vendors to assist in valuing certain investments.

The following section describes the valuation methodologies used to measure investments at fair value.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1.  Level 1 securities include GE common stock, registered investment companies and U.S. Savings Bonds.

The Plan’s ownership in the collective funds are carried at fair value based on the investment’s net asset value per unit and included in Level 2.

When quoted market prices are unobservable, pricing information is obtained from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The inputs and assumptions to the model of the pricing vendor are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data. Since many fixed income securities do not trade on a daily basis, the methodology of the pricing vendor uses available information as applicable such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. The pricing vendor considers available market observable inputs in determining the evaluation for a security. Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information. These investments are included in Level 2 and primarily comprise securities in the Short Term Fund and the Money Market Fund.  In infrequent circumstances, our pricing vendors may provide us with valuations that are based on significant unobservable inputs, and in those circumstances, the investment securities are classified in Level 3.

(e)	Notes Receivable from Participants

Notes receivable from participants are recorded at the outstanding principal balance plus accrued interest.

(f)	Participant Withdrawals

Participant withdrawals are recorded when paid.

(g)	Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(h)	Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

(3)	Investments

The following is a summary of the fair value of the Plan’s investments at December 31, 2010 and 2009:

	2010		2009
	(in thousands)

GE Common Stock	$8,174,128	(a)	$6,922,381	(a)
Registered Investment Companies:
GE S&S Income Fund	1,897,737	(a)	1,727,931	(a)
GE S&S Program Mutual Fund	2,695,572	(a)	2,525,839	(a)
GE Institutional International Equity Fund	1,201,170	(a)	1,200,123	(a)
GE Institutional Small-Cap Equity Fund	795,980		585,060
GE Institutional Strategic Investment Fund	467,382		406,599
Total Registered Investment Companies	7,057,841		6,445,552
Collective Funds:
GE Cash Plus Fund	13,298		8,865
Non-U.S. Equity Index Fund	114,015		22,918
U.S. Aggregate Bond Index Fund	75,588		14,499
U.S. Large-Cap Equity Index Fund	958,228		790,875
U.S. Mid-Cap Equity Index Fund	130,861		17,081
U.S. Small-Cap Equity Index Fund	83,642		13,370
U.S. Treasury Inflation-Protected Securities Index Fund	70,072		42,977
Total Collective Funds	1,445,704		910,585
Other Investments:
Short-Term Money Market Instruments	1,243,567	(a)	1,372,567	(a)
U.S. Treasury and U.S. Government Agency Debt
Obligations	984,038	(a)	1,004,840	(a)
Commercial Mortgage-Backed and Asset-Backed
Securities	183,803		111,059
U.S. Savings Bonds	112,131		117,112
Total Other Investments	2,523,539		2,605,578

Total Investments at fair value	$19,201,212		$16,884,096

(a) Investments representing more than 5% of the Plan’s net assets.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

The Plan’s investments appreciated (depreciated) as follows:

	2010	2009
	(in thousands)
GE Common Stock	$1,191,049	$(285,348)
Registered Investment Companies	480,020	1,020,071
Collective Funds	441,793	265,234
Other Investments	46,769	(68,307)
	$2,159,631	$931,650

The Funds, with the exception of the GE Stock Fund, Index Funds and U.S. Bond Fund may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, a Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations. In a securities loan arrangement, a Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The Funds monitor the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of cash collateral obtained and reinvested in short-term investments is reflected as a liability in the Plan’s financial statements for any securities lending activities related to the Short-Term Fund and the Money Market Fund.  None of the funds participated in security lending programs as of December 31, 2010 and 2009.

The Funds, with the exception of the GE Stock Fund and U.S. Bond Fund include investments in U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the Statements of Net Assets Available for Plan Benefits. The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across fifteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the GE Stock Fund and the U.S. Bond Fund, which primarily invest in securities of a single issuer.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

(4)	Fair Value Measurements

The following table presents the Plan’s investments measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
	(in thousands)
GE Common Stock	$8,174,128	$--	$—	$8,174,128
Registered Investment Companies	7,057,841	—	—	7,057,841
Collective Funds	—	1,445,704	—	1,445,704
Other Investments:
Short-Term Money Market Instruments	63,694	1,179,873	—	1,243,567
U.S. Treasury and U.S. Government Agency
Debt Obligations	—	984,038	—	984,038
Commercial Mortgage-Backed and
Asset-Backed Securities	—	173,822	9,981	183,803
U.S. Savings Bonds	112,131	—	—	112,131
Total Other Investments	175,825	2,337,733	9,981	2,523,539
Total investments at fair value	$15,407,794	$3,783,437	$9,981	$19,201,212

The following table presents the Plan’s investments measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
	(in thousands)
GE Common Stock	$6,922,381	$—	$—	$6,922,381
Registered Investment Companies	6,445,552	—	—	6,445,552
Collective Funds	—	910,585	—	910,585
Other Investments:
Short-Term Money Market Instruments	59,188	1,313,379	—	1,372,567
U.S. Treasury and U.S. Government Agency
Debt Obligations	—	996,670	8,170	1,004,840
Commercial Mortgage-Backed and
Asset-Backed Securities	—	111,059	—	111,059
U.S. Savings Bonds	117,112	—	—	117,112
Total Other Investments	176,300	2,421,108	8,170	2,605,578
Total investments at fair value	$13,544,233	$3,331,693	$8,170	$16,884,096

As discussed in Note 1(a), the GE Stock Fund is a unitized fund that consists of GE common stock and short-term money market instruments which are assets of the Plan.  The GE Stock Fund commenced December 1, 2009.  In 2010, we have included the asset components of the GE Stock Fund in the fair value measurements table as Level 1 investments.  Accordingly, we have reclassified the 2009 presentation to conform to the current year presentation.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

The following table presents the changes in Level 3 investments measured on a recurring basis for the year ended December 31, 2010:

						Net change in
						unrealized
						gains (losses)
		Net				relating to
		realized/	Purchases,	Transfers		investments
		unrealized	issuances,	in and/or		still held at
(in thousands)	January 1,	gains	and	out of	December 31,	December 31,
	2010	(losses)	settlements	Level 3(a)	2010	2010(b)

U.S. Treasury and U.S
Government Agency Debt
Obligations	$8,170	$170	$(8,301)	$(39)	$—	$—

Commercial Mortgage-
Backed and Asset-Backed
Securities
	—	(101)	10,082	—	9,981	2
	$8,170	$69	$1,781	$(39)	$9,981	$2

The following table presents the changes in Level 3 investments measured on a recurring basis for the year ended December 31, 2009:

						Net change in
						unrealized
						gains (losses)
		Net				relating to
		realized/	Purchases,	Transfers		investments
		unrealized	issuances,	in and/or		still held at
(in thousands)	January 1,	gains	and	out of	December 31,	December 31,
	2009	(losses)	settlements	Level 3(a)	2009	2009(b)

U.S. Treasury and U.S
Government Agency Debt
Obligations	$69	$(51)	$8,152	$—	$8,170	$4

(a) Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during 2009.

(b) The net change in unrealized gains (losses) was included in the year-end asset value.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2010 and 2009

(5)	Tax Status

The Internal Revenue Service has notified the Company by a letter dated August 19, 2010, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended and restated since that letter was issued. However, counsel for the Plan has no reason to believe that those changes have adversely affected the validity of the determination letter.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and the Company’s matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment results may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

(6)	Plan Amendments

Effective January 1, 2011, the Plan was amended to give certain eligible employees whose first day of work was on or after that date an employer contribution generally equal to 3% of their earnings, irrespective of any employee contributions.  This Company Retirement Contribution is in addition to the employer matching contribution generally equal to 50% of employees’ contributions of up to 8% of earnings (4% maximum).  These Company Retirement Contributions can be invested in any of the available investment options, with the exception of the U.S. Bond Fund, and are not available for loans or withdrawals during employment.  A participant generally becomes vested in any Company Retirement Contributions and related earnings once the participant completes three years of service.

In addition, the Plan added a series of target retirement date fund investment options (collectively, the “Target Retirement Date Funds”) effective January 1, 2011 which are managed by AllianceBernstein, L.P.  The Target Retirement Date Funds are daily valued separate accounts that invest in a combination of the Index Funds and the Money Market Fund representing a variety of asset classes.

(7)	Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants.  However, these distributions remain a plan asset for purposes of these financial statements.

The following is a reconciliation of total investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	December 31
	2010	2009
	(in thousands)

Total investments per financial statements	$19,201,212	$16,884,096
Notes receivable from participants	386,775	383,556
Deemed distributions	(8,184)	—
Total investments per Form 5500	$19,579,803	$17,267,652

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2010

Description	Shares	Cost (a)	Fair Value

Corporate Stocks-Common
General Electric Company (i)	446,917,878	$9,715,797,701	$8,174,127,989

Registered Investment Companies (c)
GE S&S Income Fund	168,388,354	1,839,955,512	1,897,736,751
GE S&S Program Mutual Fund	67,004,016	2,456,930,340	2,695,571,545
GE Institutional International Equity Fund	104,449,576	1,162,062,357	1,201,170,124
GE Institutional Small-Cap Equity Fund	54,038,026	609,571,160	795,980,128
GE Institutional Strategic Investment Fund	41,767,851	434,911,396	467,382,249
Total Registered Investment Companies		6,503,430,765	7,057,840,797

Collective Funds
GE Cash Plus Fund (c) (d)		13,297,650	13,297,650
Non-U.S. Equity Index Fund		103,148,157	114,014,948
U.S. Aggregate Bond Index Fund		73,924,611	75,588,000
U.S. Large-Cap Equity Index Fund		826,759,698	958,228,273
U.S. Mid-Cap Equity Index Fund		112,973,778	130,861,336
U.S. Small-Cap Equity Index Fund		71,620,957	83,642,105
U.S. Treasury Inflation-Protected Securities Index Fund		67,826,016	70,071,748
Total Collective Funds		1,269,550,867	1,445,704,060

Other Investments

Description	Rate of Interest	Maturity	Cost (a)	Fair Value
Short-Term Money Market Instruments
Abbey National Treasury	0.341%	2/25/2011	$48,100,000	$48,100,000	(e) (f)
Australia and New Zealand Bank	0.448	4/26/2011	14,210,454	14,210,454	(e) (f)
Banco Bilbao Viz Arg NY	0.555	3/07/2011	23,800,214	23,800,214	(e)
Banco Bilbao Viz London	0.501	2/25/2011	18,985,486	18,985,486	(e)
Bank Of Montreal Chicago	0.240	1/20/2011	22,400,000	22,400,000	(e)
Bank Of Nova Scotia Houston	0.300	4/4/2011	27,800,000	27,800,000	(e)
Barclays Bank PLC	0.361	5/3/2011	15,500,000	15,500,000	(e) (f)
Barclays Bank PLC	0.411	6/20/2011	34,200,000	34,200,000	(e) (f)
BNP Paribas	0.330	2/18/2011	29,550,000	29,550,000	(e)
Caisse D’Amort Dette Soc	0.260	3/15/2011	29,584,394	29,584,394	(e)
Commonwealth Bank Australia	0.270	2/25/2011	43,831,912	43,831,912	(e)
Credit Agricole CIB NY	0.290	2/3/2011	42,550,000	42,550,000	(e)
Credit Suisse NY	0.250	1/19/2011	27,296,588	27,296,588	(e)

See accompanying notes to schedule of assets on page 26.                                                                                                                                                                                 (Continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2010

Other Investments, continued
Description	Rate of Interest	Maturity	Cost (a)	Fair Value
Short-Term Money Market Instruments
Deutsche Bank Ag	0.468%	1/10/2011	$43,100,000	$43,100,000	(e) (f)
Deutsche Bank Securities, Inc. Gov Agcy Repo	0.220	1/3/2011	30,300,000	30,300,000	(e)
Eksportfinans ASA	0.230	1/21/2011	38,795,042	38,795,042	(e)
European Investment Bank Global BD	0.260	1/5/2011	28,199,185	28,199,185	(e)
Goldman Sachs & Co,Gov Agcy Repo	0.140	1/3/2011	96,200,000	96,200,000	(e)
HSBC Securities (USA) Inc. Gov Agcy Repo	0.210	1/3/2011	80,000,000	80,000,000	(e)
Intl Bk Recon & Develop	0.312	7/13/2011	17,650,000	17,650,000	(e) (f)
J.P. Morgan Securities LLC Gov Agcy Repo	0.180	1/3/2011	70,850,000	70,850,000	(e)
National Australia Bank	0.370	7/7/2011	9,855,968	9,855,968	(e) (f)
National Australia Bank NY	0.323	6/10/2011	23,050,000	23,050,000	(e) (f)
Nordea Bank Finland	0.280	3/17/2011	9,900,000	9,900,000	(e)
Nordea North America	0.330	1/6/2011	36,348,334	36,348,334	(e)
Rabobank Nederland	0.290	1/13/2011	25,450,000	25,450,000	(e)
Rabobank Nederland	0.550	2/1/2011	28,801,480	28,801,480	(e)
Royal Bank of Canada	0.261	2/24/2011	17,150,000	17,150,000	(e) (f)
Royal Bank of Canada	0.281	8/26/2011	28,750,000	28,750,000	(e) (f)
Royal Bnk of Scotland	0.290	1/20/2011	35,750,000	35,750,000	(e)
Societe Generale N Amer	0.325	2/7/2011	22,692,418	22,692,418	(e)
Societe Generale N Amer	0.500	2/1/2011	27,488,160	27,488,160	(e)
State Street Corp.	0.010	1/3/2011	154,271	154,271	(j)
Svenska Handelsbanken NY	0.270	2/17/2011	20,499,731	20,499,731	(e)
Svenska Handelsbanken NY	0.300	2/28/2011	17,900,284	17,900,284	(e)
Toronto-Dominion Bnk NY	0.250	3/3/2011	28,000,000	28,000,000	(e)
UBS Finance Delaware LLC	0.280	2/14/2011	14,994,867	14,994,867	(e)
Westpac Banking Corporation	0.310	4/8/2011	18,834,255	18,834,255	(e)
Westpac Banking Corporation	0.289	5/13/2011	31,350,000	31,350,000	(e)
Fidelity Institutional Money Market
Government Portfolio (Class I) (b)			63,694,068	63,694,068
Total Short-Term Money Market Instruments			1,243,567,111	1,243,567,111

See accompanying notes to schedule of assets on page 26.                                                                                                                                                                                 (Continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2010

Other Investments, continued
Description	Rate of Interest	Maturity	Cost (a)	Fair Value
U.S. Treasury and U.S. Government Agency
Debt Obligations
Federal Home Loan Bank	0.010%	2/2/2011	$25,796,216	$25,796,216	(e)
Federal Home Loan Bank	0.010	2/4/2011	24,096,244	24,096,244	(e)
Federal Home Loan Bank	0.010	2/16/2011	18,595,960	18,595,960	(e)
Federal Home Loan Mortgage Corporation	0.350	4/1/2011	18,511,822	18,511,822	(e) (f)
Federal Home Loan Mortgage Corporation	7.000	4/1/2036	847,028	937,892	(h)
Federal Home Loan Mortgage Corporation	7.000	11/1/2031	75,094	80,776	(h)
Federal Home Loan Mortgage Corporation	7.000	4/1/2032	464,754	496,940	(h)
Federal Home Loan Mortgage Corporation	7.000	4/1/2032	328,774	351,594	(h)
Federal Home Loan Mortgage Corporation	7.000	6/1/2032	119,522	127,986	(h)
Federal Home Loan Mortgage Corporation	7.000	10/1/2023	12,498	13,377	(h)
Federal Home Loan Mortgage Corporation	7.500	1/1/2016	105,612	107,864	(h)
Federal Home Loan Mortgage Corporation	7.500	1/1/2027	296,023	318,468	(h)
Federal Home Loan Mortgage Corporation	7.500	1/1/2027	25,555	27,260	(h)
Federal Home Loan Mortgage Corporation	8.000	5/1/2031	31,183	34,353
Federal Home Loan Mortgage Corporation	8.500	3/1/2027	93,478	100,735
Federal Home Loan Mort.Corp. Non Gold Pool	9.250	12/1/2016	25,880	25,946
Federal Home Loan Mortgage Corp.REMIC	6.000	10/15/2013	9,976	8,706	(g) (h)
Federal Home Loan Mortgage Corp REMIC	6.000	10/15/2013	8,494	8,254	(g) (h)
Federal Home Loan Mortgage Corp REMIC	1.210	12/15/2031	2,607,410	2,653,048	(f) (h)
Federal National Mortgage Association	0.010	1/5/2011	23,199,304	23,199,304	(e)
Federal National Mortgage Association	0.100	5/25/2018	28,964	28,400	(f) (g) (h)
Federal National Mortgage Association	2.038	5/1/2033	1,546,581	1,541,234	(f)
Federal National Mortgage Association	2.165	6/1/2033	1,489,418	1,496,674	(f)
Federal National Mortgage Association	2.231	6/1/2033	90,923	90,887	(f)
Federal National Mortgage Association	2.430	6/1/2033	194,840	197,125	(f)
Federal National Mortgage Association	2.435	12/1/2032	498,221	505,655	(f)
Federal National Mortgage Association	2.537	5/1/2033	175,043	177,304	(f)
Federal National Mortgage Association	2.540	6/1/2033	1,393,207	1,406,580	(f)
Federal National Mortgage Association	2.645	7/1/2033	197,468	203,847	(f)
Federal National Mortgage Association	2.673	6/1/2033	390,325	392,161	(f)
Federal National Mortgage Association	2.694	7/1/2033	2,966,443	3,024,348	(f)
Federal National Mortgage Association	2.706	7/1/2033	1,142,924	1,158,770	(f)
Federal National Mortgage Association	2.806	6/1/2033	548,554	554,135	(f)
Federal National Mortgage Association	4.500	6/1/2040	7,357,143	7,345,845

See accompanying notes to schedule of assets on page 26.                                                                                                                                                                                 (Continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2010

Other Investments, continued
Description	Rate of Interest	Maturity	Cost (a)	Fair Value
U.S Treasury and U.S. Government Agency Debt Obligations
Federal National Mortgage Association	7.000%	2/1/2019	$12,254	$12,537	(h)
Federal National Mortgage Association	7.000	3/1/2029	102,741	112,738	(h)
Federal National Mortgage Association	7.000	6/1/2031	125,048	134,278	(h)
Federal National Mortgage Association	7.000	10/1/2031	272,683	300,714	(h)
Federal National Mortgage Association	7.000	1/1/2032	76,517	82,202	(h)
Federal National Mortgage Association	7.000	2/1/2017	92,265	96,931	(h)
Federal National Mortgage Association	7.000	3/1/2017	76,814	79,903	(h)
Federal National Mortgage Association	7.000	3/1/2017	51,038	53,091	(h)
Federal National Mortgage Association	7.000	4/1/2017	151,069	157,329	(h)
Federal National Mortgage Association	7.000	4/1/2017	43,168	44,957	(h)
Federal National Mortgage Association	7.000	3/1/2017	66,776	69,544	(h)
Federal National Mortgage Association	7.000	4/1/2017	225,728	237,214	(h)
Federal National Mortgage Association	7.000	3/1/2017	302,910	318,322	(h)
Federal National Mortgage Association	7.000	5/1/2017	65,462	68,035	(h)
Federal National Mortgage Association	7.000	7/1/2017	160,960	167,432	(h)
Federal National Mortgage Association	7.000	7/1/2017	507,325	528,737	(h)
Federal National Mortgage Association	7.000	5/1/2017	154,111	159,370	(h)
Federal National Mortgage Association	7.000	10/1/2032	112,914	120,593	(h)
Federal National Mortgage Association	7.000	4/1/2033	132,555	141,940	(h)
Federal National Mortgage Association	7.000	11/1/2033	543,645	580,600	(h)
Federal National Mortgage Association	7.000	3/1/2034	48,860	52,254	(h)
Federal National Mortgage Association	7.000	6/1/2034	211,116	227,125	(h)
Federal National Mortgage Association	7.000	1/1/2035	200,125	215,749	(h)
Federal National Mortgage Association	7.000	1/1/2036	655,793	718,697	(h)
Federal National Mortgage Association	7.000	5/1/2035	425,924	458,464	(h)
Federal National Mortgage Association	7.000	5/1/2035	690,974	744,868	(h)
Federal National Mortgage Association	7.000	4/1/2036	882,792	971,490	(h)
Federal National Mortgage Association	7.000	4/1/2037	119,023,216	119,245,475	(h)
Federal National Mortgage Association	7.500	11/1/2022	38,941	41,988	(h)
Federal National Mortgage Association	7.500	3/1/2023	40,730	43,351	(h)
Federal National Mortgage Association	7.500	5/1/2026	48,792	52,929	(h)
Federal National Mortgage Association	7.500	1/1/2025	292,565	316,006	(h)
Federal National Mortgage Association	7.500	11/1/2021	56,729	59,700	(h)
Federal National Mortgage Association	7.500	2/1/2031	156,291	170,538	(h)
Federal National Mortgage Association	7.500	4/1/2016	46,423	47,794	(h)

See accompanying notes to schedule of assets on page 26.                                                                                                                                                                                 (Continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2010

Other Investments, continued
Description	Rate of Interest	Maturity	Cost (a)	Fair Value
U.S. Treasury and U.S. Government Agency Debt Obligations
Federal National Mortgage Association	7.500%	7/1/2027	$290,287	$314,252	(h)
Federal National Mortgage Association	7.500	4/1/2032	169,890	185,602	(h)
Federal National Mortgage Association	7.500	6/1/2032	148,260	158,902	(h)
Federal National Mortgage Association	7.500	1/1/2031	51,981	56,530	(h)
Federal National Mortgage Association	7.500	7/1/2032	106,937	115,897	(h)
Federal National Mortgage Association	7.500	10/1/2030	51,986	55,338	(h)
Federal National Mortgage Association	7.500	4/1/2033	82,083	87,836	(h)
Federal National Mortgage Association	7.500	11/1/2033	31,555	33,820	(h)
Federal National Mortgage Association	7.500	3/1/2034	424,731	454,896	(h)
Federal National Mortgage Association	7.500	5/1/2034	424,873	453,612	(h)
Federal National Mortgage Association	7.500	1/1/2032	85,945	93,411	(h)
Federal National Mortgage Association	8.000	5/1/2032	31,533	33,511
Federal National Mortgage Association	8.000	3/1/2032	229,765	249,112
Federal National Mortgage Association	8.000	11/1/2033	83,035	88,611
Federal National Mortgage Association	8.500	8/1/2030	116,085	122,037	(h)
Federal National Mortgage Association	8.500	6/1/2028	151,753	161,346	(h)
Federal National Mortgage Association	8.500	8/1/2029	398,844	425,163	(h)
Federal National Mortgage Association	9.000	12/1/2031	182,514	197,865
Federal National Mortgage Association	9.500	9/1/2021	79,886	80,667
Federal National Mortgage Association REMIC	4.500	2/25/2040	22,104,470	22,613,577
Federal National Mortgage Association REMIC	5.000	2/25/2040	861,270	1,153,142	(g)
Federal National Mortgage Association REMIC	5.939	7/25/2038	1,768,861	1,778,614	(f) (g)
Federal National Mortgage Association REMIC	1.408	7/25/2044	1,556,124	990,851	(g) (h)
Federal National Mortgage Assoc.Whole Loan	1.083	11/25/2033	816,032	875,543	(g) (h)
Government National Mortgage Association	6.239	1/16/2039	2,252,483	1,793,623	(f)
Government National Mortgage Association	7.000	5/15/2032	164,089	178,852
Government National Mortgage Association	7.000	11/15/2032	198,317	213,335
Government National Mortgage Association	7.000	3/15/2031	185,050	202,060
Government National Mortgage Association	7.000	12/15/2018	225,500	228,293
Government National Mortgage Association	7.000	11/15/2023	269,187	287,426
Government National Mortgage Association	7.500	5/15/2031	125,731	138,054	(h)
Government National Mortgage Association	7.500	3/15/2031	16,829	18,478	(h)
Government National Mortgage Association	7.500	1/15/2031	345,565	379,434	(h)
Government National Mortgage Association	7.500	1/15/2031	53,661	58,920	(h)
Government National Mortgage Association	7.500	9/15/2031	332,843	365,465	(h)

See accompanying notes to schedule of assets on page 26.                                                                                                                                                                                 (Continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2010

Other Investments, continued

Description	Rate of Interest	Maturity	Cost (a)	Fair Value
U.S. Treasury and U.S. Government Agency Debt Obligations, continued
Government National Mortgage Association	7.500%	7/15/2031	$284,581	$312,474	(h)
Government National Mortgage Association	7.500	12/15/2018	228,041	230,019	(h)
Government National Mortgage Association	7.500	12/15/2012	46,684	45,680	(h)
Government National Mortgage Association	9.000	11/15/2017	57,072	53,567
U.S. Treasury Bill	0.010	1/13/2011	116,994,930	116,994,507	(e)
U.S. Treasury Bill	0.010	2/10/2011	95,986,933	95,986,606	(e)
U.S. Treasury Bill	0.130	2/17/2011	139,976,239	139,975,732
U.S. Treasury Bill	0.130	2/17/2011	42,992,702	42,992,702	(e)
U.S. Treasury Note	0.375	9/30/2012	124,712,869	124,875,710	(h)
U.S. Treasury Note	0.625	6/30/2012	74,878,572	75,105,403	(h)
U.S. Treasury Note	0.875	2/28/2011	27,525,455	27,525,455
U.S. Treasury Note	0.875	3/31/2011	14,623,324	14,623,324
U.S. Treasury Note	0.875	4/30/2011	21,694,679	21,694,679
U.S. Treasury Note	1.000	7/31/2011	28,529,176	28,529,176
Total U.S. Government and Agency Debt Obligations			982,315,347	984,037,714

Commercial Mortgage-Backed and Asset-Backed Securities
Ally Master Owner Trust	2.010	1/15/2015	9,185,625	9,163,107	(f)
Bank of America Commercial Mortgage	5.165	9/10/2047	2,943,680	2,934,839	(f)
Bank of America Large Loan Inc.	0.370	10/15/2019	5,994,777	6,031,935	(f) (h)
Bear Stearns	5.512	4/12/2038	725,383	717,338	(h)
Bear Stearns	6.460	10/15/2036	4,256,464	4,195,059	(h)
BMW Vehicle Lease Trust	0.960	1/15/2014	4,749,525	4,749,134
Cabela’s Master Credit Card Trust	2.290	9/17/2018	3,748,463	3,682,455
Capital One Multi – Asset Execution Trust	0.540	1/15/2019	9,036,875	9,051,190	(f)
Citigroup Commercial Mortgage Trust	0.330	4/15/2020	9,379,663	9,762,291	(f)
Commercial Mortgage Pass Through Certification	0.360	12/15/2020	7,432,977	8,241,190	(f) (h)
Ford Credit Auto Owner Trust	4.500	7/15/2014	421,969	424,970
Ford Credit Floorplan Master	2.910	12/15/2014	9,248,906	9,183,600	(f)
Ford Credit Floorplan Master	4.200	2/15/2017	2,386,398	2,322,892
Greenwich Capital Commercial Funding Corp	5.597	12/10/2049	3,013,711	3,141,041	(h)
Hertz Vehicle Financing LLC	2.600	2/25/2015	3,499,005	3,531,092

See accompanying notes to schedule of assets on page 26.                                                                                                                                                                                 (Continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2010

Other Investments, continued

Description	Rate of Interest	Maturity	Cost (a)	Fair Value
Commercial Mortgage-Backed and Asset-Backed Securities
Hertz Vehicle Financing LLC	4.260%	3/25/2014	$579,290	$601,666
Hertz Vehicle Financing LLC	5.290	3/25/2016	20,644,562	22,190,153	(h)
Honda Auto Receivables Owner Trust	3.300	9/15/2015	3,599,347	3,739,802	(h)
JP Morgan Chase Comm Mort Securities Corp.	3.853	6/15/2043	10,003,746	10,145,712
Lehman Brothers Flting Rate Comm MortTrust	0.560	6/15/2022	6,577,450	7,072,733	(f) (h)
Navistar Financial Corp. Owner Trust	2.600	4/20/2015	2,999,608	2,981,210
Navistar Financial Corp. Owner Trust	4.080	3/19/2018	999,844	984,482
New York City Tax Lien	1.680	1/10/2024	741,199	740,652
Nissan Auto Receivables Owner Trust	1.310	9/15/2016	6,998,819	6,954,827
Nissan Auto Receivables Owner Trust	4.740	8/17/2015	2,118,594	2,119,544
Nissan Master Owner Trust Receivables	1.410	1/15/2015	11,014,375	11,124,209	(f) (h)
Silverstone Master Issuer PLC	1.684	1/21/2055	9,750,000	9,759,837	(f)
Vendee Mortgage Trust	0.384	4/15/2040	539,868	610,160	(g)
Vendee Mortgage Trust (Class IO)	0.856	05/15/2033	2,063,362	2,600,538	(g) (h)
Vendee Mortgage Trust (Series 1996)	0.215	10/15/2026	189,798	187,314	(g)
Wachovia Bank Commercial Mortgage Trust	5.204	10/15/2044	24,760,938	24,858,080	(f)
Total Commercial Mortgage-Backed and
Asset-Backed Securities			179,604,221	183,803,052

U.S. Savings Bonds - Held in trust	Units	Cost (a)	Fair Value
1981 U.S. Savings Bond EE Series	3,411	170,550	984,120
1982 U.S. Savings Bond EE Series	3,650	182,500	992,223
1983 U.S. Savings Bond EE Series	6,257	312,850	1,344,804
1984 U.S. Savings Bond EE Series	7,462	373,100	1,482,842
1985 U.S. Savings Bond EE Series	10,817	540,850	2,066,101
1986 U.S. Savings Bond EE Series	37,510	1,875,500	6,776,399
1987 U.S. Savings Bond EE Series	39,716	1,985,800	6,302,126
1988 U.S. Savings Bond EE Series	44,980	2,249,000	6,860,133
1989 U.S. Savings Bond EE Series	63,479	3,173,950	9,305,564
1990 U.S. Savings Bond EE Series	65,759	3,287,950	9,262,317
1991 U.S. Savings Bond EE Series	67,488	3,374,400	9,140,099
1992 U.S. Savings Bond EE Series	98,270	4,913,500	12,785,079
1993 U.S. Savings Bond EE Series	72,256	3,612,800	7,571,539
1994 U.S. Savings Bond EE Series	59,871	2,993,550	5,752,408

See accompanying notes to schedule of assets on page 26.                                                                                                                                                                                 (Continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2010

Other Investments, continued

Description
U.S. Savings Bonds - Held in trust	Units	Cost (a)	Fair Value
1995 U.S. Savings Bond EE Series	21,565	1,078,250	1,979,467
1996 U.S. Savings Bond EE Series	86	4,300	7,115
1997 U.S. Savings Bond EE Series	186	9,300	15,339
1998 U.S. Savings Bond EE Series	270	13,500	21,350
1999 U.S. Savings Bond EE Series	433	21,650	32,698
2000 U.S. Savings Bond EE Series	654	32,700	46,975
2001 U.S. Savings Bond EE Series	804	40,200	54,827
2002 U.S. Savings Bond EE Series	956	47,800	62,349
2003 U.S. Savings Bond EE Series	1,622	81,100	102,187
2004 U.S. Savings Bond EE Series	2,526	126,300	154,714
2005 U.S. Savings Bond EE Series	3,365	168,250	201,803
2006 U.S. Savings Bond EE Series	4,486	224,300	259,580
2007 U.S. Savings Bond EE Series	6,383	319,150	355,741
2008 U.S. Savings Bond EE Series	7,412	370,600	386,976
2009 U.S. Savings Bond EE Series	13,319	665,950	673,379
2010 U.S. Savings Bond EE Series	18,614	930,700	930,700
		33,180,350	85,910,954

U.S. Savings Bonds - Held in custody
2007 U.S. Savings Bond EE Series	254	12,700	14,170
2008 U.S. Savings Bond EE Series	167,641	8,382,050	8,787,011
2009 U.S. Savings Bond EE Series	176,158	8,807,900	8,920,602
2010 U.S. Savings Bond EE Series	169,962	8,498,100	8,498,100
		25,700,750	26,219,883
Total U.S. Savings Bonds		58,881,100	112,130,837

Total Other Investments		2,464,367,779	2,523,538,714

Total Investments		19,953,147,112	19,201,211,560

See accompanying notes to schedule of assets on page 26.                                                                                                                                                                                 (Continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2010

Notes Receivable from Participants	Rate of Interest	Maturity	Cost (a)	Fair Value

Various (57,633 notes receivables) (i)	5.04 - 10.5%	1 month - 15 years	—	$378,591,409

Total Notes Receivable from Participants			—	378,591,409

Total Assets (Held at End of Year)			$19,953,147,112	$19,579,802,969

Notes to Schedule of Assets:
(a)
Cost of securities is the price at which underlying shares in the investment options were purchased, including shares purchased with reinvested interest and dividends.  In addition, cost of securities includes gains and losses on realized participant investment switches and is decreased for withdrawals on an average cost basis by individual participant.

(b)	Funds managed by an affiliate of FMTC.
(c)	Funds managed by GEAM, a wholly owned subsidiary of the Company.
(d)	GE Cash Plus Fund is a holding of the Short Term Fund.
(e)	Rate of interest is based on computed effective yield.
(f)	Variable or floating rate security. The stated rate represents the rate at December 31, 2010.
(g)
Interest only security. These securities represent the right to receive the monthly interest payments on an underlying pool of mortgages.  Payments of principal on the pool reduce the value of the “interest only” holding.

(h)	At December 31, 2010, all or a portion of this security was pledged to cover collateral requirements for futures.
(i)	Represents a party-in-interest to the Plan.
(j)	State Street Bank and Trust Company is one of the custodians of the Plan. In addition, State Street Bank and Trust Company also serves as accounting agent for some of the Plan’s investment options.

See accompanying Report of Independent Registered Public Accounting Firm.